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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-1
                            ------------------------
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
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                                 POLYGRAM N.V.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                           THE SEAGRAM COMPANY LTD.--
                           LA COMPAGNIE SEAGRAM LTEE.
                                    (BIDDER)

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                      SHARES, PAR VALUE NLG 0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   XS1139843
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             ROBERT W. MATSCHULLAT
                         JOSEPH E. SEAGRAM & SONS, INC.
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                 (212) 572-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                   COPIES TO:

                          GEORGE R. KROUSE, JR., ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on November 4, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by The Seagram Company Ltd., a corporation organized under the laws of Canada ("Seagram"), upon the terms and subject to the conditions set forth in the Offering Circular/ Prospectus dated November 4, 1998 (the "Offering Circular/Prospectus") and in the related Letter of Transmittal/Election Form or Application Form/Deed of Transfer, as applicable (collectively, as any of the foregoing may be further amended or supplemented from time to time, the "Offer"), to acquire all issued shares, par value NLG 0.50 per share ("PolyGram Shares"), of PolyGram N.V., a corporation incorporated under the laws of the Netherlands ("PolyGram"), not already owned by Seagram or its affiliates for, at the election of each holder of PolyGram Shares, per share consideration of either (i) 1.3772 common shares without nominal or par value of Seagram (the "Share Consideration") or (ii) NLG 115, net to the seller in cash (the "Cash Consideration"); provided, that Share Consideration shall be paid in respect of 34,783,758 PolyGram Shares and Cash Consideration shall be paid in respect of all other tendered PolyGram Shares. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offering Circular/Prospectus.

THE SCHEDULE 14D-1 IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On November 16, 1998, Frank J. Biondi, Jr. resigned as a Director of Seagram and as Chairman and Chief Executive Officer of Universal.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On November 10, 1998, Seagram entered into an Acquisition Agreement among Seagram, PolyGram and Orion Pictures Library Acquisition Co., Inc., an indirect subsidiary of Metro-Goldwyn-Mayer Inc. ("MGM"), with respect to its previously announced agreement in principle to sell certain film library assets of PolyGram's film division to a subsidiary of MGM following Seagram's acquisition of PolyGram. The purchase price for the transaction is approximately $250 million, with $235 million to be paid in cash at the closing of such transaction and the remaining estimated $15 million to be paid from operating cash flow from the assets prior to the expected closing of the transaction on December 31, 1998. The transaction is subject to the consummation of the Offer, the receipt of regulatory approvals and other customary closing conditions. Discussions with other parties regarding the sale of certain other library assets of PolyGram's film division have taken place, and Seagram is continuing to examine strategic alternatives regarding the film division's production and distribution operations.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information set forth in response to Item 3 above in this Amendment to the Schedule 14D-1 is incorporated herein by reference.

     On November 20, 1998, Joseph E. Seagram & Sons, Inc., an Indiana corporation and an indirect wholly-owned subsidiary of Seagram ("JES"), issued $500,000,000 in aggregate principal amount of 8% Senior Quarterly Income Debt Securities due 2038 ("QUIDS(SM)"). The QUIDS are unsecured debt obligations of JES and are guaranteed as to payment of principal and interest by Seagram. The QUIDS will mature on December 31, 2038. Interest on the QUIDS is payable quarterly on each March 31, June 30, September 30 and December 31, commencing December 31, 1998. The QUIDS are redeemable at the option of JES, in whole or in part, on or after November 20, 2003 at 100% of the principal amount redeemed together with accrued interest to the redemption date.

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      QUIDS(SM) is a service mark of Goldman, Sachs & Co.

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     The net proceeds to JES of the QUIDS offering are estimated to be approximately $484,250,000, before expenses. JES will lend the net proceeds from the sale of the QUIDS to certain of its affiliates to finance in part the acquisition of PolyGram Shares pursuant to the Offer. The underwriters have exercised their option to purchase an additional $50,000,000 in principal amount of QUIDS at the initial public offering price plus accrued interest from November 20, 1998, less the underwriting discount.

     For a further description of the terms of the QUIDS, reference is made to
(i) the Pricing Agreement, dated November 13, 1998 between JES and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Painewebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc., as representatives of the several underwriters named therein (the "Pricing Agreement"), which Pricing Agreement is incorporated herein by reference as new Exhibit 11(b)(1) to the Schedule 14D-1, and (ii) the Indenture, dated as of September 15, 1991 among JES, Seagram and The Bank of New York, as Trustee (the "Indenture"), which Indenture is incorporated herein by reference as new Exhibit 11(b)(2) to the Schedule 14D-1. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the text of the Pricing Agreement and the Indenture.

ITEM 5.  PURPOSE OF THE OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information set forth in response to Item 3 above in this Amendment to the Schedule 14D-1 is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The unaudited pro forma financial information contained in new Exhibit 11(g)(1) to the Schedule 14D-1 and the unaudited supplementary pro forma financial information contained in new Exhibit 11(g)(2) to the Schedule 14D-1 are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (b)(1) Pricing Agreement, dated November 13, 1998 between Joseph E. Seagram & Sons, Inc. and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Painewebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit
            99.2 of the Current Report on Form 8-K of The Seagram Company Ltd. dated November 20, 1998).

     (b)(2) Indenture, dated as of September 15, 1991 among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(g) of the Current Report on Form 8-K of The Seagram Company Ltd. dated November 8, 1991, as amended).

     (g)(1) The Seagram Company Ltd. -- Unaudited Pro Forma Financial
Information.

     (g)(2) The Seagram Company Ltd. -- Unaudited Supplementary Pro Forma Financial Information.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE SEAGRAM COMPANY LTD.

                                          By:   /s/ ROBERT W. MATSCHULLAT
                                            ------------------------------------
                                            Name: Robert W. Matschullat
                                            Title: Vice Chairman and Chief
                                              Financial Officer
Date: November 25, 1998

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
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
11(b)(1)    Pricing Agreement, dated November 13, 1998 between Joseph E.
            Seagram & Sons, Inc. and Goldman, Sachs & Co., Morgan
            Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner &
            Smith Incorporated, PaineWebber Incorporated, Prudential
            Securities Incorporated and Salomon Smith Barney Inc., as
            representatives of the several underwriters named therein
            (incorporated by reference to Exhibit 99.2 of the Current
            Report on Form 8-K of The Seagram Company Ltd. dated
            November 20, 1998).

11(b)(2)    Indenture, dated as of September 15, 1991 among Joseph E.
            Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(g) of the Current Report on Form 8-K of The
            Seagram Company Ltd. dated November 8, 1991, as amended).

11(g)(1)    The Seagram Company Ltd. -- Unaudited Pro Forma Financial
            Information.

11(g)(2)    The Seagram Company Ltd. -- Unaudited Supplementary Pro
            Forma Financial Information.